UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
To
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

NAVISION A/S
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Denmark
(Jurisdiction of Subject Company’s Incorporation or Organization)

MICROSOFT CORPORATION
(Name of Person(s) Furnishing Form)

Ordinary Shares, nominal value DKK 1 per share
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Lars Larsen
Navision a/s
Frydenlunds Allé 6
2950 Vedbæk
Denmark
Telephone:    +45 4567 8000
(Name, Address (including zip code), and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 13, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

(a)
Press release provided in Copenhagen dated July 1, 2002 relating to the Share Purchase and Exchange Offer regarding Navision a/s permission from Danish Tax Authorities is unconditional, is attached hereto as Attachment 1.

Item 2.    Informational Legends

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit	Description

II.1	Copy of the press release provided in Copenhagen dated July 1, 2002, as attached hereto as Attachment 1.

PART III – CONSENT TO SERVICE OF PROCESS

(1)	Not applicable.

(2)	Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROSOFT CORPORATION

Date: July 2, 2002	By:	/s/ JOHN G. CONNORS
Name: John G. Connors Title: Senior Vice President; Chief Financial Officer

ATTACHMENT 1

[LETTERHEAD OF MICROSOFT CORPORATION]

Copenhagen Stock Exchange A/S
Nikolaj Plads 6
DK-1067 Copenhagen K
Fax: 33 12 86 13

FOR PUBLICATION

1 July 2002

Share Purchase and Exchange Offer regarding Navision a/s—Permission from the Danish Tax Authorities is unconditional

On 17 June 2002, the Danish tax authorities issued permission that the contemplated exchange of Navision shares against Microsoft shares under the share purchase and exchange offer by Microsoft on Navision shareholders be exempt from tax in accordance with an amendment to the Danish Act on Taxation of Capital Gains on Shares. The permission was subject to the condition that Microsoft had not received binding and irrevocable acceptances for 90 per cent or more of the Navision shares before 1 July 2002 (the date where the amendment took effect).

Microsoft has today received confirmation from the Danish tax authorities that this condition has been fulfilled. As a consequence, the permission is now unconditional. Accordingly, Navision shareholders accepting the share purchase and exchange offer who elect Microsoft shares for their Navision shares, will be entitled to carry out the share exchange free of Danish tax as described in the Offer Document and in the Explanatory Leaflet published through the Copenhagen Stock Exchange and sent to registered shareholders in Navision on 13 May and 25 June 2002 respectively.

Both documents can be requested at Danske Bank A/S, Corporate Actions, telephone +45 43 39 49 69.

For the sake of good order, it is stressed that Navision shareholders who elect cash consideration for their Navision shares (and any cash payment instead of fractional Microsoft shares to the extent that the number of Navision shares tendered does not correspond to a whole number of Microsoft shares) will be taxed as described in the Offer Document.

Yours sincerely,

Microsoft Corporation